# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hub Cyber Security Ltd., CIK 0001905660
CUSIP: M6000J184
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 2 KAPLAN ST., TEL AVIV, Israel (L3), 6473403
Date of event which requires filing of this statement: 05/27/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002134513

## Reporting persons
- Walden Jon Matthew: type of reporting person: individual (IN); citizenship or place of organization: Arizona (AZ); sole voting power 128,022; shared voting power 0; sole dispositive power 128,022; shared dispositive power 0; aggregate amount beneficially owned 128,022 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Hub Cyber Security Ltd.
Address of issuer's principal executive offices: 2 KAPLAN ST., TEL AVIV, ISRAEL, 6473403

## Item 2. Person Filing
Name of person filing: Jon Matthew Walden
Address of principal business office or, if none, residence:
1802 East Camino de Los Ranchos
Phoenix, Arizona 85022
Citizenship: Arizona

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 128,022
Percent of class: 9.9
Sole power to vote or to direct the vote: 128,022
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 128,022
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Walden Jon Matthew: Jon Matthew Walden, Individual (05/27/2026)